UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

HUMACYTE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

Mark Fawcett Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 781 699 2668	Copy to:	Robert A. Grauman, Esq. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 646 206-2932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020751103
1.	Names of Reporting Persons.	Fresenius Medical Care Holdings, Inc.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
				(b)	☐
3.		SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.		Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.		Aggregate Amount Beneficially Owned by Each Reporting Person		18,312,735
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.		Percent of Class Represented by Amount in Row (11)	17.8%
14.		Type of Reporting Person	CO

CUSIP No. 020751103
1.	Names of Reporting Persons.	Fresenius Medical Care AG & Co. KGaA
2.		Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
				(b)	☐
3.		SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.		Citizenship or Place of Organization	Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.		Aggregate Amount Beneficially Owned by Each Reporting Person		18,312,735
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.		Percent of Class Represented by Amount in Row (11)	17.8%
14.		Type of Reporting Person	PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the “Issuer” or “New Humacyte”).  The principal executive office of the Issuer is located at 2525 East North Carolina Highway 54, Durham, NC 27713.  On August 26, 2021, a subsidiary of the Issuer merged with and into Humacyte, Inc., a Delaware corporation which, pursuant to such merger, became a wholly-owned subsidiary of the Issuer (the “Business Combination”). Pursuant to the Issuer’s Second Amended and Restated Certificate of Incorporation adopted in connection with the Business Combination (the “Restated Certificate”), the Issuer’s name was changed to “Humacyte, Inc.” and all of the Issuer’s Class A Common Stock and Class B Common Stock was designated as a single class of shares, “Common Stock.”  As used in this Schedule 13D, (i) the “Issuer” and “New Humacyte” refer only to the company currently called Humacyte, Inc. and formerly known as Alpha Healthcare Acquisition Corp., (ii) “Old Humacyte” refers only to the company called Humacyte, Inc. prior to the Business Combination and now called “Humacyte Global, Inc.”, and (iii) the Issuer’s “Common Stock” refers to both the Class A Common Stock of the Issuer prior to adoption of the Restated Certificate and its Common Stock after adoption of the Restated Certificate.

Item 2.	Identity and Background

This Schedule 13D is being filed by Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care AG & Co. KGaA (“FMC AG & Co. KGaA”).  FMCH and FMC AG & Co. KGaA are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

FMCH.  FMCH is a New York corporation and an indirect wholly-owned subsidiary of FMC AG & Co. KGaA.  FMCH, which conducts business under the trade name Fresenius Medical Care North America, is the holding company for the North American health care business of FMC AG & Co. KGaA.  FMCH’s principal business office is located at 920 Winter Street, Waltham, MA 02451-1547.

FMC AG & Co. KGaA.  FMC AG & Co. KGaA is the world’s leading provider of products and services for people with chronic kidney failure. About 3.7 million patients with this disease worldwide regularly undergo dialysis treatment. Dialysis is a vital blood cleansing procedure that performs the functions of the kidneys in case of kidney failure.  Through its network of about 4,100 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, FMC AG & Co. KGaA provides dialysis treatments for approximately 346,000 patients around the globe. FMC AG & Co. KGaA is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers, peritoneal dialysis cyclers and related disposable products. FMC AG & Co. KGaA also manufactures and distributes non-dialysis products, including products for therapeutic apheresis, liver support and extracorporeal heart and lung assist. FMC AG & Co. KGaA’s strategy is geared toward sustainable growth. FMC AG & Co. KGaA aims to continuously improve the quality of life of patients with kidney disease by offering innovative products and treatment concepts of the highest quality. FMC AG & Co. KGaA also provides certain other healthcare services, including value and risk-based services, pharmacy services, vascular, cardiovascular and endovascular specialty services, ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. FMC AG & Co. KGaA’s registered office (Sitz) is Hof an der Saale, Germany and its principal business office is located at Else Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The principal trading market for the ordinary shares of FMC AG & Co. KGaA is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). In addition, American Depositary Shares representing the ordinary shares if FMC AG & Co. KGaA are listed and traded on the New York Stock

Exchange.

The outstanding share capital of FMC AG & Co. KGaA consists of ordinary shares issued only in bearer form. Accordingly, unless it receives information regarding acquisitions of its shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, FMC AG & Co. KGaA faces difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. Persons who become “beneficial owners” of more than 5% of FMC AG & Co. KGaA’s ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”) persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below specified thresholds. FMC AG & Co. KGaA has been informed that as of June 30, 2021 Fresenius SE & Co. KGaA (“Fresenius SE”) owned 94,380,382 shares, or 32.2%, of FMC AG & Co. KGaA’s ordinary shares.  Fresenius SE is also the owner of all of the outstanding share capital of Fresenius Medical Care Management AG (“Management AG”), the general partner of FMC AG & Co. KGaA and, accordingly, has the sole power to elect the Supervisory Board of Management AG.  The Supervisory Board of Management AG has the sole power to appoint the Management Board of Management AG, which acts for Management AG as general partner in conducting the business of FMC AG & Co. KGaA. Through its ownership of the general partner of FMC AG & Co. KGaA, Fresenius SE has de facto management control of FMC AG & Co. KGaA.

Information with respect to the directors and officers of the Filing Persons is set forth in Schedule A to this Schedule 13D.

The Fresenius SE group of companies, includes FMC AG & Co. KGaA and three other independently operated business segments (the “Fresenius Group”), each one active in a major growth area of healthcare. In addition to FMC AG & Co. KGaA, Fresenius Helios is Europe’s largest private hospital operator, Fresenius Kabi supplies essential drugs, clinical nutrition products, medical devices and services to help critically and chronically ill patients, and Fresenius Vamed plans, develops and manages healthcare facilities. Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, based on the most recent notification to Fresenius SE pursuant to the notification requirements of the German Securities Trading Act referred to above, Fresenius SE has been informed that the Else Kröner-Fresenius Stiftung (the “Foundation”) owns approximately 26.7% of Fresenius SE’s ordinary shares. The Foundation is also the sole shareholder of Fresenius Management SE (“FSE Management”), the general partner of Fresenius SE, and has sole power to elect the Supervisory Board of FSE Management, which appoints the Management Board of FSE Management. The Management Board of FSE Management acts for FSE Management as general partner in the management of Fresenius SE.

The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. The management board (Vorstand) of the Foundation exercises voting and dispositive power over the Fresenius SE ordinary shares held by the Foundation as well as over the shares of FSE Management held by the Foundation.  The members of the Foundation’s management board are Prof. Dr. Michael Madeja (Chair) and Dr. Tanja Dangmann. The members of the management board are appointed by the foundation board (Stiftungsrat) which consists of seven members. Dr. Dieter Schenk and Dr. Karl Schneider are the Chair and Deputy Chair, respectively, of the foundation board (Stiftungsrat), and Dr. Schenk is also a member and chairman of the economic board (Wirtschaftsrat) of the Foundation which, since the termination of the execution of the estate of Mrs. Else Kröner in June 2018, carries out the tasks previously performed by the executors, which include the administration of the Foundation’s participation in Fresenius SE and the exercise of the voting rights attached thereto.  Dr. Schenk is also a member (and the deputy chairman) of the Supervisory Board of FSE Management, Chairman of the Supervisory Board of FMC AG & Co. KGaA and Vice Chairman of the Supervisory Board of Management AG.  Under the beneficial ownership rules of the Securities and Exchange Commission, the Foundation’s economic board may be deemed to beneficially own the Fresenius SE ordinary shares and FSE Management shares held by the Foundation by virtue of possessing voting power and dispositive power over such shares.

During the last five years, none of the Filing Persons and to their knowledge, none of their respective directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

FMCH is presently the record and beneficial owner of 18,312,735 shares of Common Stock. FMCH acquired 2,500,000 shares (the “PIPE Shares”) in a private offering (the “PIPE Offering”) made by the Issuer to certain former shareholders of Old Humacyte and other investors that was consummated on the same day as, and immediately prior to, the closing of, the Business Combination.  FMCH acquired the PIPE Shares at a purchase price of $10.00 per share, for a total purchase price of $25,000,000.  FMCH acquired the funds used to purchase the PIPE Shares from its operating cash flow.

Following its purchase of the PIPE Shares, FMCH acquired 15,812,735 additional shares of Common Stock (the “Merger Shares”) in the Business Combination. Immediately prior to closing of the Business Combination, FMCH owned a total of 60,216,780 shares of Series D Preferred Stock (the “Series D Stock”) of Old Humacyte. Pursuant to the Business Combination, the outstanding equity securities of Old Humacyte were converted into the right to receive shares of the Issuer’s Common Stock, and FMCH exchanged its Series D Stock for such 15,812,735 Merger Shares.  FMCH acquired the Series D Stock in 2018 for a purchase price of $150,000,000.  FMCH made its original purchase of Old Humacyte Series D Stock utilizing its operating cash flow.

Item 4.	Purpose of Transaction

FMCH made its original investment in Old Humacyte in 2018 when it acquired the Series D Stock as part of a strategic global partnership with Old Humacyte. Humacyte has developed a bioengineered human, acellular tissue-based blood vessel (“HAV”), which is currently being tested for use as a vascular access for hemodialysis patients and may prove more effective than conventional synthetic grafts and fistulas. Under the original terms of a distribution agreement (the “Distribution Agreement”) between FMCH and Old Humacyte, FMCH received exclusive global rights to commercialize Humacyte’s HAV, allowing it to offer patients with chronic kidney disease around the world a safer and more effective vascular access option including shorter catheter contact time. In February 2021, pursuant to an amendment to the Distribution Agreement, FMCH’s territory under the

Distribution Agreement was revised to consist of the European Union (“EU,” as defined in the Distribution Agreement”) and the rest of the world, excluding the United States, and FMCH presently holds such distribution rights with respect to the EU and the rest of the world.

Under the terms of the Distribution Agreement between FMCH and Humacyte, as amended in February 2021, Humacyte granted FMCH and its affiliates exclusive rights to develop outside the United States and EU and commercialize outside of the United States Humacyte’s 6mm x 42cm HAV and all improvements thereto, and modifications and derivatives thereof (including any changes to the length, diameter or configuration of the foregoing), for use in vascular creation, repair, replacement or construction, including renal replacement therapy for dialysis access, the treatment of peripheral arterial disease, and the treatment of vascular trauma, but excluding coronary artery bypass graft, pediatric heart surgery, or adhering pancreatic islet cells onto the outer surface of the distribution product for use in diabetic patients. Within the United States, FMCH will collaborate with the Company in its commercialization of the product in the field, including adoption of the distribution product as a standard of care in patients for which such use is supported by clinical results and health economic analyses.

Under the distribution agreement, Humacyte grants an exclusive, sublicensable license to FMCH under the patents, know-how and regulatory materials controlled by Humacyte during the term to commercialize the distribution product in the field outside the United States, subject to Humacyte’s retained rights to carry out its obligations under the distribution agreement. Humacyte also grants a non-exclusive, sublicensable license to FMCH under the patents, know-how and regulatory materials controlled by Humacyte during the term to develop the distribution product in accordance with the terms of the distribution agreement. In addition, Humacyte grants to FMCH, among other things, a perpetual, irrevocable, non-exclusive sublicensable license under the patents and know-how that primarily relate to the distribution product or its manufacture and that were created, conceived or developed solely or jointly by or on behalf of FMCH in the performance of its activities under the distribution agreement.

Under the Distribution Agreement, Humacyte is obligated to make royalty payments to FMCH based on a share of aggregate net sales by or on behalf of Humacyte of the distribution product in the United States in the field. Such revenue-share payments will be a percentage of net sales in the low double digits, without regard to the calendar year in which such net sales are attributable, until such time that Humacyte has paid to FMCH a certain total amount, at which time the revenue-share will decrease to a percentage of net sales in the mid-single digits. The amounts that FMCH will be obligated to pay Humacyte under the distribution agreement for sales of the distribution product in the field outside of the United States will vary. FMCH agreed to pay Humacyte initially, on a country-by-country basis for sales outside of the United States, the amount equal to the average cost of manufacturing the distribution product plus a fixed dollar amount per unit. Following a specified period, on a country-by-country basis outside of the United States, FMCH will pay Humacyte a fixed percentage of net sales for each unit sold in such country, such that Humacyte will receive more than half of such net sales.

The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Distribution Agreement, which constitutes an exhibit to this Schedule 13D and the terms of which are incorporated herein by reference.

In connection with FMCH’s purchase of the Series D Stock, Old Humacyte granted FMCH the right to purchase up to an aggregate of $30.0 million of its common stock in a private placement effected concurrently with its initial public offering at a price per share equal to the initial public offering price.  FMCH effectively exercised its right to acquire 2,500,000 shares of Common Stock in the PIPE Transaction.  FMCH purchased its PIPE Shares for investment, and to provide the Issuer with additional working capital for clinical trials of Humacyte’s HAV and the eventual commercialization of the HAV, and to support the Issuer’s research and development activities.

In connection with the closing of the Business Combination, certain stockholders of Old Humacyte, including FMCH, and the Issuer, Old Humacyte, and certain other parties entered into an Investor Rights and Lock-up Agreement (the “Investor Rights Agreement”) pursuant to which FMCH and other Old Humacyte stockholders agreed to refrain from selling the Common Stock they received in the Business Combination for one year (subject to certain exceptions), and the Issuer granted them certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Subscription Agreements entered into by FMCH and the investors in the PIPE Offering obligated the Issuer to file a registration statement under the Securities Act for the registration of the PIPE Shares. For descriptions of the Investor Rights Agreement and the Subscription Agreement, see Item 6.  Also in connection with the closing of the Business Combination, FMCH was granted the right to designate one representative to attend, in a non-voting observer capacity, all meetings of the Issuer’s board of directors.

FMCH does not have any present intention to sell or otherwise dispose of any of its shares of the Issuer’s Common Stock.  However, as part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the Issuer’s Common Stock and FMCH’s business relationship with the Issuer, the Filing Persons, through FMCH’s observer on the Issuer’s Board of Directors, will participate in meetings of the Issuer’s Board and committees and will receive copies of the materials distributed to the Issuer’s directors for consideration at such meetings.  FMCH may engage, through its observer or otherwise, in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s Common Stock including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and FMCH’s plans with respect to the Issuer.  FMCH will also be in regular communication with the Issuer with regard to matters relating to the Distribution Agreement. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire additional Common Stock.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D FMCH is the beneficial owner of 18,312,735 shares of Common Stock, constituting approximately 17.8% of the outstanding Common Stock after giving effect to both the PIPE Offering and the Business Combination.  All such 18,312,925 shares are issued and outstanding and owned directly by FMCH. FMCH is a wholly-owned subsidiary of FMC AG & Co. KGaA.  Accordingly, FMC AG & Co. KGaA may be deemed to beneficially own the shares of Common Stock owned directly by FMCH.  See also Item 2.

Under the terms of the Business Combination, former stockholders of Old Humacyte will have the right to receive (i) an aggregate of 7,500,000 additional shares of Common Stock if, after closing of the Business Combination, the volume weighted average price (“VWAP”) of the Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”), or any other national securities exchange on which the Common

Stock is then traded, is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period and (ii) an additional 7,500,000 shares of Common Stock in the aggregate if, after such closing, the VWAP of the Common Stock on Nasdaq, or any such other national securities exchange, is greater than or equal to $20.00 over any 20 trading days within any 30 trading day period. The 18,312,735 shares of Common Stock owned by FMCH and reported herein do not include any of such additional shares of Common Stock, and FMCH disclaims any present beneficial ownership of any such additional shares.

FMCH acquired the PIPE Shares on August 26, 2021 upon the closing of the PIPE Offering and, following such purchase, it acquired the Merger Shares on the same date upon the closing of the Business Combination.  Except for FMCH’s acquisition of the PIPE Shares and the Merger Shares disclosed herein, none of the Filing Persons and, to the knowledge of FMCH and FMC AG & Co. KGaA, none of their respective officers or directors, has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Subscription Agreement

In connection with the Business Combination, the Issuer entered into subscription agreements with certain investors (the “Subscription Agreements”), including FMCH, pursuant to which, among other things, such investors (the “PIPE Investors”) subscribed to purchase an aggregate of 17,500,000 shares of Common Stock for a purchase price of $10.00 per share, or an aggregate purchase price of $175,000,000 (of which FMCH acquired 2,500,000 shares for $25,000,000). The obligations of each party to consummate the PIPE Investment were conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination. The closing of the PIPE Offering occurred immediately prior to the consummation of the Business Combination and was conditioned thereon and on other customary closing conditions. The Common Stock issued pursuant to the Subscription Agreements was not registered under the Securities Act, and was issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In the Subscription Agreement, the Issuer agreed that, within 30 calendar days after the consummation of the Business Combination (the “Filing Deadline”), it will file with the Securities and Exchange Commission (at its sole cost and expense) a registration statement registering the resale of such Common Stock (the “Registration Statement”), and to use its commercially reasonable efforts to have the Registration Statement declared effective within the time frame set forth in the Subscription Agreement.

Investor Rights Agreement

At the effective time of the Business Combination, New Humacyte, certain pre-merger stockholders of the Issuer, and certain of the former Humacyte stockholders (including FMCH) entered into the Investor Rights and Lock-up Agreement, pursuant to which, among other things, such stockholders (i) agreed not to effect any sale or distribution of any Common Stock held by any of them during a lock-up period of one year (subject to an exception applicable to 50% of such shares, conditioned upon the volume weighted average price of the Common Stock on the national securities exchange on which the Common Stock is then traded), (ii) were granted certain registration rights under the Securities Act with respect to the Common Stock issued in connection with the Business Combination and the PIPE Offering, and (iii) certain arrangements are provided for related to the Issuer’s board of directors. The restrictions on sale or distribution of the Common Stock held by parties to the Investor Rights Agreement do not apply to any shares of Common Stock purchased by such investors in the PIPE Offering.

The foregoing descriptions of the Subscription Agreements and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of such respective Agreements, which constitute exhibits to this Schedule 13D, each of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit

99.1	Joint Filing Agreement between Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care AG & Co., KGaA (filed herewith).

99.2

Distribution Agreement between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc. dated June 25, 2018* (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 filed by Alpha Healthcare Acquisition Corp., Registration No 333-254597) (the “Alpha/Humacyte Form S-4”)).

99.3

First Amendment to Distribution Agreement, dated October 2, 2019, by and between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc.* (incorporated by reference to Exhibit 10.6.1 to the Alpha/Humacyte Form S-4).

99.4

Second Amendment to Distribution Agreement, effective as of February 16, 2021, by and between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc.* (incorporated by reference to Exhibit 10.6.2 to the Alpha/Humacyte Form S-4).

99.5	Form of Subscription Agreement between Humacyte and the persons party thereto (incorporated by reference to Exhibit 10.3 to the Alpha/Humacyte Form S-4).

99.6	Form of Investor Rights and Lock-up Agreement between Humacyte and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Alpha/Humacyte Form S-4).

*                      The Issuer states in the Alpha/Humacyte Form S-4 that certain confidential information contained in these exhibits, market by brackets, has been omitted because the information (i) is not material and (ii) would be competitively harmful if disclosed.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2021

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	Senior Vice President

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by
Fresenius Medical Care Management AG, its general partner

By:	/s/ Franklin W. Maddux
Name:	Franklin W. Maddux
Title:	Member of the Board of Management and Global Chief Medical Officer

By:	/s/ William Valle
Name:	William Valle
Title:	Member of the Board of Management